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Ralph De Martino
Partner
(202) 724-6848 direct ralph.demartino@afslaw.com

October 12, 2023

Division of Corporation Finance Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jane Park
Katherine Bagley

Re: SportsMap Tech Acquisition Corp.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed September 25, 2023
File No. 001-40916

To Whom It May Concern:

The undersigned serves as counsel to SportsMap Tech Acquisition Corporation (“SportsMap” or the “Company”). On behalf SportsMap, we are hereby responding to the letter dated October 5, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A, filed on September 25, 2023 (the “Proxy Statement”). For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and SportsMap’s response follows each comment.

Amendment No. 3 to Preliminary Proxy Statement filed September 25, 2023

The Background of the Business Combination: SportsMap Tech Acquisition Corp. and Infrared Cameras Holdings, Inc., page 118

1.	Please revise your discussion of the background of the business combination to include additional detail about the Transaction-Related RSUs, including the relevant positions of and any negotiations between the parties with respect to the terms of the RSUs, how the parties arrived at issuing “Pre-Closing” and “New” RSUs, and the purpose of the Transaction-Related RSUs.

RESPONSE:   We acknowledge the Staff’s comment and have revised the disclosure on pages 125 and 128 accordingly.

The Background of SportsMap’s Interaction with ICI, page 120

2.	We note your revised disclosure in response to our prior comment 2, which we reissue in part. We refer to your disclosure on page 124 that the leading ecommerce company that conducted a pilot project with ICI’s solution is “one of ICI’s largest customers,” that ICI has begun to receive purchase orders to add ICI’s solution to such customer’s additional locations, and that the ongoing expansion with this customer is a “key component of ICI’s forecasted growth and revenue.” Please clarify whether ICI has entered into any agreements with such ecommerce customer to date, and if so, please provide a brief description of the material terms of any such agreements. Please also expand your disclosure relating to of the potential revenue impact if the ecommerce and automaker customers were to expand use of ICI’s solution from the pilot locations to all or nearly all of its distribution and fulfillment centers and/or sites, as applicable.

October 12, 2023 Page 2

RESPONSE:   We acknowledge the Staff’s comment and have revised the disclosure on pages 124 and 125 accordingly.

Certain Forecasted Financial Information for ICI, page 134

3.	We note your response to comment four. Your revised disclosures indicate that of the $22.1 million in projected NTM revenue between devices and software, approximately 20% or $4.4 million is supported by formal or informal customer commitments that existed prior to June 30, 2023. However, the disclosures above broken down by SaaS and device revenue indicates a higher amount is supported by formal or informal commitments. For example, just in your discussion of device revenue, $4.7 million of the $16.4 million relates to specific, already-agreed upon expansions with ICI’s industrial Launch Customers. Please reconcile your disclosures as necessary. In addition, please expand your disclosure to explain how the formal commitments differ from the informal commitments and the extent to which the total is comprised of informal commitments.

RESPONSE:   We acknowledge the Staff’s comment and have revised the disclosure on page 137 accordingly.

We supplementally note that the prior reference to 20% in the prior filing of the Proxy Statement and as mentioned in the Staff’s comment was a typographical error that has been corrected in this filing of the Proxy Statement to reference 30%.

Critical Accounting Policies and Estimates, page 202

4.	We note your response to comment eight. Please address the following:

•	As previously requested, please disclose the amount of inventory that was older than one year as of the latest balance sheet date. If your recoverability estimates are materially impacted by current purchase orders, then please clarify for readers how the volume and pricing of such orders impacted your analysis. Your disclosure should also clearly identify any known business, competitive and economic factors that have materially hindered your ability to sell your inventory in 2022 and 2023; and

•	With a view toward ensuring that investors are provided with information that allows for an assessment of the probability of additional material inventory obsolescence charges, please disclose any key assumptions used in measuring charge, a discussion of the degree of uncertainty associated with key assumptions (e.g., the valuation model assumes recovery from a business downturn within a defined period of time), and a description of potential future events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions and result in additional charges.

RESPONSE:      We acknowledge the Staff’s comment. With respect to the first bullet point of this comment:

•	Inventory Older Than One Year: The Company has revised the disclosure on page 204 to disclose that the amount of ICI’s inventory that was older than one year as of June 30, 2023 is approximately $5.7 million.

October 12, 2023 Page 3

•	Recoverability Estimates: Recoverability of ICI’s inventories is not materially impacted by current purchase orders, and, as a result, no corresponding revisions have been made to the Proxy Statement. The Company supplementally advises the Staff that ICI does not maintain a high “book to bill” ratio, meaning that nearly all current purchase orders are fulfilled shortly after being received. The low volume of “current but unfulfilled” purchase orders at any given time means that recoverability estimates are not materially impacted by those current purchase orders. Recoverability is assessed primarily on ICI’s current operating plan, which is informed by the following risks and factors that could materially impact the recoverability of inventories i) slow-moving inventories that are not expected to be sold into the current focus customer base in the current market environment during the next twelve months, ii) estimation of underlying demand, prices, and profit margins, iii) customer demand in the four sub-vertical sectors: warehouse and logistics, manufacturing, utilities, and oil and gas sectors, and iv) demand from the current portfolio of customers and potential new customers. An output of the current operating plan is an estimate of the near-term demand for inventory of devices held at the time that the plan is developed.

•	Factors Impacting Ability to Sell Inventory: The Company has revised pages 204 and 205 of the Proxy Statement accordingly.

With respect to the points raised by the second bullet point of this comment, the Company has revised page 205 accordingly.

5.	We note your response to comment nine. As previously requested, please disclose a tabular presentation of activity in your inventory allowance for each period presented so that readers can better assess the accuracy of management’s estimates.

RESPONSE:   We acknowledge the Staff’s comment and note that historically ICI has disclosed an “inventory reserve” when referring to the amount of inventory written down from cost to the lower of cost and net realizable value. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs. ICI has subsequently updated its critical accounting policy to clarify that such adjustment is a write-down to net realizable value, which represents a new cost basis for the underlying inventory which will not be adjusted to increase the amount in future periods. ICI has updated its interim financial statements to the term inventory write down to ensure clarity that there is a new cost basis for inventory as a result of the write downs. Additionally, we have revised the tabular presentation of inventories in Note 6 to ICI’s interim financial statements to present each category of inventory at its new cost basis. We have also revised the disclosure on page 206 to include the following tabular presentation:

The following table summarizes the amount of inventory write-downs to net realizable value recorded for each period presented (in thousands):

	Six-months ended June 30, 2023	Six-months ended June 30, 2022	Year-ended December 31, 2022	Year-ended December 31, 2021
Amount of inventory write-down to net realizable value	$1,386	$0	$0	$1,092

* * * * *

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Company’s Preliminary Proxy Statement.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: David Gow